SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

(Amendment No.     )1

E-House (China) Holdings Limited

(Name of Issuer)

Ordinary shares, in the form of American Depositary Shares2

(Title of Class of Securities)

26852W103

(CUSIP Number)

December 10, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☒ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

[2]	Each American Depositary Share represents 1 Ordinary Share, par value US$0.001 per share.

The information required in the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Forms

CUSIP No. 26852W103	13G	Page 2 of 6 Pages

1.	Name of reporting persons I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GIC Private Limited (None)
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 5,897,116++
	6.	Shared voting power 1,428,745**
	7.	Sole dispositive power 5,897,116++
	8.	Shared dispositive power 1,428,745**
9.	Aggregate amount beneficially owned by each reporting person 7,325,861
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row 9 5.12%***
12.	Type of reporting person* CO

++	Number includes 684,479 shares that might be acquired upon conversion of convertible notes of the issuer.
**	Number includes 228,240 shares that might be acquired upon conversion of convertible notes of the issuer.
***	Percentage is based on 142,991,639 which is the summation of 142,078,920 Ordinary Shares issued and outstanding as reported in the issuer’s Form 6-K filed with the Securities and Exchange Commission on December 4, 2014 and 912,719 – the total number of shares that might be acquired upon conversion of convertible notes of the issuer.

Item 1(a). Name of Issuer

E-House (China) Holdings Limited

Item 1(b). Address of Issuers’ Principal Executive Offices

Qiushi Building, 11/F

383 Guangyan Road, Zhabei District

Shanghai 200072

People’s Republic of China

Item 2(a). Name of Person Filing

GIC Private Limited

Item 2(b). Address of Principal Business Office

168, Robinson Road

#37-01, Capital Tower

Singapore 068912

Item 2(c). Citizenship

Singapore

Item 2(d). Title of Class of Securities

Ordinary shares, in the form of American Depositary Shares

Item 2(e). CUSIP Number

26852W103

Item 3. If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2(b) or (c), check whether the person filing is a

N.A.

Item 4. Ownership

The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by the Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

		Power to Vote		Power to Dispose
Person	No of Securities Beneficially Owned	Sole[1]	Shared[1]	Sole[1]	Shared[1]

GIC Private Limited[2]	7,325,861	5,897,116	1,428,745	5,897,116	1,428,745

1	GIC Private Limited (“GIC”) is a fund manager and only has 2 clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 5,897,116 securities beneficially owned by it. GIC shares power to vote and dispose of 1,428,745 securities beneficially owned by it with MAS.

2	GIC disclaims membership in a group.

Item 5. Ownership of Five Percent or Less of a Class

N.A.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

N.A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

N.A.

Item 8. Identification and Classification of Members of the Group

N.A.

Item 9. Notice of Dissolution of Group

N.A.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dec 24, 2014	GIC Private Limited
Date

	by	/s/ Jimmy Teo	/s/ Lim Eng Kok
		Jimmy Teo	Lim Eng Kok
		Senior Vice President	Senior Vice President